

December 22, 2010

Oren Brooks
Chief Financial Officer
Metalink Ltd.
PO 4454
Gealya 76885
Israel

      Re: Metalink Ltd.
              Form 20-F for the Fiscal Year Ended December 31, 2009
              Filed June 30, 2010
              File No. 000-30394

Dear Mr. Brooks:

      We have reviewed your response letter December 14, 2010 and your subsequent filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2009

Item 15 – Controls and Procedures, page 90

1.   Please refer to prior comment 1. Please address this comment in your amendment to your Form 20-F.

Internal Control Over Financial Reporting, page 91

2.   Please refer to prior comment 2. We note your response to our comment regarding your
        disclosure of the conclusion on the effectiveness of the internal control over financial
        reporting as of December 31, 2007. As the conclusion regarding the effectiveness of your
        internal control over financial reporting included a typographical error, you are required
        to file an amendment to the Form 20-F to correct it. Accordingly, please amend your
        Form 20-F to include a report of management on the company's internal control over
        financial reporting, including management's assessment of the effectiveness of the
        company's internal control over financial reporting as of December 31, 2009, as required
        by Item 308T(a) of Regulation S-K as previously requested.

Consolidated Financial Statements, page F-1

Note 2. Significant Accounting Policies, page F-9

M. Stock-Based Compensation, page F-12

3.   Please refer to prior comment 4. We note your response to our comment that you utilized
        specific parameters as part of your Black-Scholes option pricing model and not a range of
        inputs. Accordingly, please revise future filings to remove the disclosure discussing
        "weighted averages" and provide disclosure of the significant assumptions used as
        required by ASC 718-10-50-2(F)(2).

4.   You response to prior comment 5 notes that you use the yields on US dollar denominated
        government bonds with maturities commensurate with the expected term of the award.
        Please expand your response to explain how you considered ASC 718-10-55-28 which
        notes that for entities based in jurisdictions outside the United States, the risk-free interest
        rate is the implied yield currently available on zero-coupon government issues
        denominated in the currency of the market in which the share (or underlying share),
        which is the basis for the instrument awarded, primarily trades, which your response
        notes is the U.S. dollar. As such, since you used a closed-form model, please tell us
        whether you used the implied yield on U.S. Treasury zero-coupon issues with a
        remaining term equal to the expected term.

5.   Further to your response to prior comment 6, please explain why the expected life of your
        options in 2007, 2008 and 2009 is 2.43, 2.51, and 2.97 years given that you disclose the
        options vest over periods up to 5 years. Refer to ASC 718-10-55-31(A) and Question 3
        of SAB Topic 14.D(2). Please also tell us whether the option terms are plain vanilla
        options. Refer to Question 6 of SAB Topic 14.D(2).

Note 8 – Short-term Loan, page F-21

6.   Please refer to prior comment 9. Please revise future filings to more clearly disclose the terms of the warrant that required you to classify them as a liability consistent with the information provided in your response.

7.   Please refer to prior comment 10. We note your response to our comment that you treated the second amendment to the loan agreement as an extinguishment. Please revise future filings to more clearly disclose your accounting for this transaction and quantify the amounts specifically related to the transaction recorded in your financial statements.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant